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Washington, D.C. ~~20549~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51030

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Poole Carbone Eckbert, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South, Suite 600

(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Carbone, Jr.   (407) 599-4966
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.

(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 03 2003 WASH D.C. PROCESSING SECTION

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Nicholas Carbone, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Poole Carbone Eckbert, Inc._____ , as of __December 31_____ , 20_02_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DEBORAH B. CRUPE
MY COMMISSION # CC 868346
EXPIRES: September 13, 2003
Bonded Thru Notary Public Underwriters

_____
Signature

Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POOLE CARBONE ECKBERT, INC.

FINANCIAL REPORT
(AUDITED)

December 31, 2002

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
Poole Carbone Eckbert, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Poole Carbone Eckbert, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poole Carbone Eckbert, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 5, 2003

POOLE CARBONE ECKBERT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

ASSETS		
Cash	$	55,002
Trade accounts receivable		204,281
Related party receivables		55,259
Receivables from stockholders		83,000
Furniture, fixtures and equipment, at cost, net		
of accumulated depreciation of $88,021		22,862
	$	420,404

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	29,122
STOCKHOLDERS' EQUITY		
Common stock:		
Class A common stock, voting, $.01 par value; 50,000		
shares authorized, 8,000 shares issued and outstanding		80
Class B common stock, non-voting, $.01 par value; 50,000		
shares authorized, 2,000 shares issued and outstanding		20
Additional paid-in-capital		541,712
Accumulated deficit		(150,530)
		391,282
	$	420,404

The Notes to Financial Statements are
an integral part of this statement.

POOLE CARBONE ECKBERT, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

REVENUE		
Fees		$ 925,363
OPERATING EXPENSES		
Salaries and wages	$ 423,756	
Management fees	103,047	
Rent	61,414	
Payroll and other taxes	28,101	
Marketing	26,827	
Insurance	25,473	
Depreciation	21,033	
Telephone	12,428	
Professional fees	11,667	
Office expense	11,362	
Bad debts	9,394	
Professional development	5,124	
Equipment rental and maintenance	5,066	
Dues and subscriptions	4,900	
Regulatory fees	1,850	
Contract services	1,323	
		752,765
Net income		$ 172,598

The Notes to Financial Statements are
an integral part of this statement.

POOLE CARBONE ECKBERT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2002

	Class A Common Voting	Class B Common Non-Voting	Additional Paid-In Capital	Accumulated Deficit
BALANCE, December 31, 2001	$ 80	$ 20	$ 541,712	$ (323,128)
Net income	-	-	-	172,598
BALANCE, December 31, 2002	$ 80	$ 20	$ 541,712	$ (150,530)

The Notes to Financial Statements are
an integral part of this statement.

4

POOLE CARBONE ECKBERT, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Fees received	$ 798,595	
Fees and expenses paid	(712,249)	
Net cash provided by operating activities		$ 86,346
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances to related parties	(71,546)	
Payments received from related parties	16,287	
Purchase of furniture and fixtures	(3,449)	
Net cash used in investing activities		(58,708)
NET INCREASE IN CASH		27,638
CASH, beginning		27,364
CASH, ending		$ 55,002

The Notes to Financial Statements are
an integral part of this statement.

POOLE CARBONE ECKBERT, INC.

STATEMENT OF CASH FLOWS
(Continued)
Year Ended December 31, 2002

RECONCILIATION OF NET INCOME TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES

Net income		$ 172,598
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation	$ 21,033	
Increase in trade accounts receivable	(126,768)	
Increase in accounts payable and accrued expenses	19,483	
		(86,252)
Net cash provided by operating activities		$ 86,346

The Notes to Financial Statements are
an integral part of this statement.

POOLE CARBONE ECKBERT, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Poole Carbone Eckbert, Inc., (the "Company") was incorporated in July 1997 under the name of Poole Carbone Capital Partners, Inc., for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. A legal name change to its current form was effected in December 1999. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: Revenue includes fees for services and contracts completed in the current year. Revenue also includes non-refundable retainer fees on contracts which have not yet been completed.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2002, no allowance for uncollectible accounts was considered necessary.

Furniture and fixtures: Furniture and fixtures are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective shares of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2.   Operating Leases

In September 1999, the Company entered into an agreement to sublease office space that expires March 31, 2003. The Company has been offered an extention of the sublease for a period of five years beginning April 2003. The sublease requires monthly installments of $5,275 and provides for annual escalations. The amount reported under rent expense for the year ended December 31, 2002 was $61,414. During October 2002, the Company entered into an agreement with a related party under which the sublease will be paid by the related party and a ratable share will be collected from the Company through a management fee. The Company is still primarily responsible for the sublease obligation at December 31, 2002. This agreement is more fully described at Note 5.

POOLE CARBONE ECKBERT, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2.   Operating Leases (continued)

The following is a schedule by years of future minimum rentals under the operating sublease at December 31, 2002:

Year ended December 31,

2003	$ 18,755
Thereafter	-
	$ 18,755

The Company also leases office equipment under non-cancelable operating leases that expire through 2003. The following is a schedule by years of future minimum rentals under the operating leases for equipment at December 31, 2002:

Year ended December 31,

2003	$ 2,635
Thereafter	-
	$ 2,635

Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $25,880, which was $20,880 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.125 to 1.

Note 4.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker/dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of Poole Carbone Eckbert, Inc."

POOLE CARBONE ECKBERT, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 5.   Related Party Transactions

The Company has non-interest bearing, uncollateralized demand notes due from two of its stockholders in the total amount of $83,000 as of December 31, 2002. The notes have been pledged as collateral for shares of the Company's stock, and are included in additional paid-in capital in the statement of financial condition.

The Company is under common control with Sunrise Emergent Capital, LLC. No consulting services have been performed on behalf of this entity for the year ended December 31, 2002.

The Company is under common control with Blaker Investment Company, a Registered Investment Advisor. No consulting services have been performed on behalf of this entity for the year ended December 31, 2002.

The Company is under common control with PCE Holdings, LLC. As of December 31, 2002, advances to this entity totaled $3,041. These advances are included in the statement of financial condition under related party receivables.

The Company is under common control with Stratus Valuations, LLC (Stratus). During 2002, the Company entered into an agreement with Stratus whereby certain overhead expenses and other costs would be reimbursed to the Company by Stratus monthly. Expenses of $68,505 were incurred by the Company on behalf of Stratus for the year ended December 31, 2002. Reimbursements of $16,287 were received by the Company as of December 31, 2002. The remaining $52,218 is included in related party receivables in the statement of financial condition.

The Company is under common control with PCE Management, Inc. (PCEM). On October 1, 2002, the Company entered into two separate management agreements with PCEM under which payroll and certain other overhead expenses and other costs would be paid to PCEM monthly in addition to a fee for management services. Consequently, operating results and financial position are different than if these entities were autonomous. Total fees of $103,047 were paid to PCEM for the year ended December 31, 2002.

Note 6.   Economic Dependency

The Company has sustained cumulative losses of $150,530. The Company is dependent upon the willingness and ability of the stockholders to make capital contributions to fund negative cash flows when they occur.

POOLE CARBONE ECKBERT, INC.

COMPUTATION OF NET CAPITAL

December 31, 2002

Total equity from statement of financial condition		$ 391,282
Deduct ownership equity not allowable for net capital		-
Total capital		391,282
Deductions and other charges		
Non-allowable assets:		
Unsecured trade accounts receivable	$ 204,281	
Unsecured receivables from related parties	55,259	
Unsecured receivables from stockholders	83,000	
Furniture and fixtures, net	22,862	
Total non-allowable assets		365,402
Net capital		25,880
Minimum net capital required		5,000
Excess net capital		$ 20,880
Aggregate indebtedness		$ 29,122
Ratio of aggregate indebtedness to net capital		1.125 to 1

POOLE CARBONE ECKBERT, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
December 31, 2002

Net capital (unaudited)	$	32,698
Audit adjustments made:		
Adjustments to equity from statement of financial condition:		39,145
Adjustments to nonallowable assets		(45,963)
Net capital (audited)	$	25,880

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Stockholders
Poole Carbone Eckbert, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Poole Carbone Eckbert, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-12-

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scence, Batchu & Jung, P.A.

Winter Park, Florida
February 5, 2003